                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [ ] Form 10-Q  [X] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended: December 31, 2000                        +------------------+
                                                           | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |                  |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |                  |
For the Transition Period Ended: ________________________  +------------------+

+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type | | Nothing in this form shall be construed to imply that the Commission has |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Audited information for the following series: Taxable Short Duration Municipal, Short Duration High-Yield Municipal and High-Yield Municipal Bond Funds
--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
                             Heartland Group, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant
                                      N/A
--------------------------------------------------------------------------------
Former Name if Applicable
                              789 N. Water Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
                          Milwaukee, Wisconsin 53202
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant electronically filed its Form N-SAR for the year ended December 31, 2000 for all of its series on March 1, 2001. However, audited information required by certain of the items of that Form for the Registrant's Taxable Short Duration Municipal Fund, Short Duration High-Yield Municipal Fund and High-Yield Municipal Bond Fund (the "Municipal Funds") is not yet available. The Registrant therefore was not able to respond to those items in its filing. The Registrant plans to amend its Form N-SAR filing to include information responsive to the missing items as soon as audited information for the Municipal Funds is available.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
             Nicole Best                  414                  977-8748
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the year ended December 31, 2000, estimated per share total income
(loss) from investment operations declined substantially for each of the Municipal Funds as compared to 1999. For the Taxable Short Duration Municipal Fund, 2000 per share total income (loss) from investment operations is estimated at ($0.38), as compared to $0.54 in 1999. For the Short Duration High-Yield Municipal Fund, 2000 per share total income (loss) from investment operations is estimated at ($3.93), as compared to $0.14 in 1999. For the High-Yield Municipal Bond Fund, 2000 per share total income (loss) from investment operations is estimated at ($5.77), as compared to ($0.23) in 1999.

     The biggest contributing factor to the decline in income from investment operations is attributable to a decline in the net asset values of the Municipal Funds that occurred on October 13, 2000 , when the Municipal Funds began pricing their portfolio securities and determining their daily net asset values based upon factors and considerations in addition to prices received from a third-party pricing service. Interest costs associated with increased borrowings also contributed to the decline. An increase in voluntary fee waivers and expense reimbursements by the Advisor partially offset the decline.

================================================================================

                             Heartland Group, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 3/2/01                             By /s/ Nicole Best
    ------------------------------        --------------------------------------
                                               Treasurer and Principal
                                               Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).


SEC 1344 (2-99)